UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE): ☑ FORM 10-K ☐ FORM 11-K ☐FORM 20-F ☐ FORM 10-Q ☐FORM N-SAR

For Period Ended: August 31, 2014 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

The entire Form 10-K for the year ended August 31, 2014.

PART I -- REGISTRANT INFORMATION

Digital Brand Media & Marketing, Inc.

Full Name of Registrant

__________________________________________________________

Former Name if Applicable

747 Third Avenue

Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

☐	(A) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑

(B) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Form 10-K for the year ended August 31, 2014 within the prescribed time period without unreasonable effort and expense because the financial information and other disclosures required to be included in the Form 10-K could not be completed by the filing deadline. The Registrant believes that it will file the Form 10-K for the year ended August 31, 2014 on or before the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Linda Perry	646	722-2706
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑	YES ☐ NO

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	YES ☑ NO

Digital Brand Media & Marketing, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 1, 2014	By: /s/ Linda Perry
Linda Perry Executive Director

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).